

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

César Nivaldo Gon
Chief Executive Officer
CI&T Inc.
R. Dr. Ricardo Benetton Martins, 1,000
Pólis de Tecnologia-Prédio 23B
Campinas-State of São Paulo
13086-902- Brazil

>   **Re: CI&T Inc.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted July 6, 2021**
>   **CIK No. 0001868995**

Dear Mr. Gon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed on July 6, 2021

Prospectus Summary, page 1

1. We note that you cite an IDC report that the digital transformation industry will be $958 billion by 2024. Please provide a more detailed description of the digital transformation industry and clarify if it entails products, services and solutions that you do not currently offer. For example, it appears that you will provide consulting services to help clients with their digital transformation, but not hardware, software or other ancillary services. Please clarify if the consulting services that you offer is a small subset of a broader digital transformation industry.

Consolidated Results of Operations, page 79

2.   We note that your discussion of comparative results of operations does not fully address material changes in financial statement line-items for the comparative periods. Please include a quantitative and qualitative description of the reasons and factors underlying material changes, including where material changes within a line item offset one another. In addition, you should remove vague terms such as *primarily* and *mainly* in favor of specific quantifications.

3.   We note that on a year to year basis that your General and Administrative Expenses was numerically stable during 2020 and 2019, despite the recognition of a 41% year to year growth in revenues. Further, we note the substantial decline in your *Research and Technological Innovation Expenses* from 2019 to 2020. Please identify and explain the drivers behind these two occurrences.   Expand your discussion of known trends and uncertainties to address any material effects such trends may have on your future results of operations.

Liquidity and Capital Resources, page 83

4.   Please expand your discussion of liquidity and capital resources in accordance with Item 5B of Form 20-F. Address your planned assumption of additional debt in the Dextra Group acquisition and your intended use of part of the offering net proceeds to partially repay such debt related and the Advance Deferred Payment.

Business, page 93

5.   We note that your largest client comprises approximately 20% of your revenue for the fiscal year ended December 31, 2021. Discuss the material terms of your agreements with this client, its industry vertical and whether it is based in Brazil or the United States.

6.   We note that over 90% of your employees are based in Latin America and/or Brazil, but 47% of your revenues are derived from the United States. Please provide more detail of how you service clients in United States and North America. Discuss whether the majority of the consulting and technical work provided by your employees is provided from Brazil working remotely. Please clarify if your staff in the United States are mostly sales oriented or if you have a significant amount of consultants that perform digital transformation services.

7.   We note that your United States business greatly expanded with your acquisition of Comrade Agency in 2017. Please clarify whether your operations, services offered, and pricing differs from Brazilian or United States clients.

Our Corporate Structure, page 98

8.   Please provide more detail regarding the spin-off of CI&T IOT Comércio de Hardware e Software Ltda. ("CI&T IOT"), including the size of the entity in terms of revenue or fair

market value. Please also clarify when the separation occurred or will occur, whether there will be any overlap in management, and if there are any separation agreements or restrictions for CI&T.

Principal and Selling Shareholders, page 112

9. Please provide disclosure of the natural person(s) that hold voting and/or investment power of the shares beneficially owned by Advent Managed Fund.

Related Party Agreements, page 114

10. We note that you spun-off Sensedia S.A. to your stockholders in July 2019 and currently share several common members of management. Please clarify whether you consider transactions involving Sensedia S.A. as related party transactions. Please also clarify whether there were any separation agreements that materially impact the operations of CI&T, including any restrictions as to certain markets or industries.

Preemptive or Similar Rights, page 117

11. You disclose that your Class A and Class B shares are not entitled to preemptive rights upon transfer. Please clarify that your Class A shares do not have any preemptive rights. While your Class B shares have preemptive rights, please also clarify whether the prohibition of preemptive rights upon transfer includes certain shares transferred to heirs, successors, controlled entities and affiliates of the Class B holders that are exempt from the automatic conversion provisions.

12. Please clarify the mechanics of how the preemptive rights will be calculated and administered. Clarify whether the proportionate ownership and voting percentage to be maintained is as of the close of the IPO and if it adjusts as the Class B holders waive exercising future preemptive rights. Also, please clarify whether the preemptive rights exist for equity-based compensation and/or convertible securities.

Financial Statements
28 Subsequent Events, page F-55

13. We note the approval on February 26, 2021 of the third and fourth Stock Option Programs. Please provide us with a chronological breakdown of the details of all stock-based compensation awards granted during 2021 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

14.   Tell us your consideration of whether or not pro forma information prepared in accordance with Article 11 of Regulation S-X, pursuant to Part I, Item 4A(b)i of Form F-1, is required in light of your shareholders' April 30, 2021 decision to spin-off of CI&T IOT.

15.   We note that your shareholders, on April 30, 2021, approved the reverse merger of Hoshin Empreendimentos S.A. by which Java Fundo de Investimento em Participações became your direct shareholder.   Explain for us how you intend to apply reverse merger accounting to this transaction. Tell us the following:
   • the nature and history of Hoshin Empreendimentos S.A.' operations and financial position;
   • the major and controlling shareholders of direct and indirect participants in the combination, before and after the transaction;
   • how you identified the accounting acquirer in the combination;
   • the consideration exchanged;
   • which set of historical financial statements do you plan to present for the registrant after the combination, and
   • whether or not there will be a change in basis for registrant as a result of the combination.

Recent Sales of Unregistered Securities, page II-1

16.   We note that you were created as a corporate shell to facilitate the reorganization and eventual merger with CI&T Brazil and its operating subsidiaries and that CI&T Brazil received a significant investment by Advent in 2019. Please revise this section to provide the disclosure required by Item 701 of Regulation S-K for the past 3 fiscal years for CI&T Brazil. Please also clarify whether Advent received Class B shares of CI&T Brazil.

General

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology